Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2024 Results
Total ARR Reaches $1.169 billion; Surpasses $1 billion ARR Organically
Subscription Portion of Annual Recurring Revenue (ARR) Reaches $977 million
Record Total Revenue of $1.001 billion for the Full Year 2024
Non-GAAP Operating Income of $151 million, or 15% operating margin, for the Full Year 2024
Record Free Cash Flow of $221 million, or a 22% FCF margin, for the Full Year 2024
Returns to Rule of 40 for the Full Year 2024; A Year Ahead of Target

Newton, Mass. and Petach Tikva, Israel – February 13, 2025 – CyberArk (NASDAQ: CYBR), the global leader in identity security, today announced strong financial results for the fourth quarter and full year ended December 31, 2024.

“2024 was a milestone year for CyberArk. Our record performance in the fourth quarter and the year reflects the strength of demand for our identity security solutions and the consistent execution of our strategy,” said Matt Cohen, CyberArk’s Chief Executive Officer. “Total ARR reached $1.169 billion, driven by organic ARR crossing $1 billion and the outperformance from Venafi. With our strong revenue growth and free cash flow margin, we returned to Rule of 40 on a full year basis – beating our long-term guidance framework by a full year. With our leading identity security platform, innovation engine, and persona-based solutions uniquely differentiated with best-in-class security controls, we are well positioned to go after our massive market opportunity. We enter 2025 in a position of strength and we are set up to deliver durable growth.”

Financial Summary for the Fourth Quarter Ended December 31, 2024
The financial results for the fourth quarter of 2024 include the financial contributions from the acquisition of Venafi, which closed on October 1, 2024.

•	Total revenue was $314.4 million in the fourth quarter of 2024, up 41 percent from $223.1 million in the fourth quarter of 2023.
•	Subscription revenue was $243.0 million in the fourth quarter of 2024, an increase of 62 percent from $150.3 million in the fourth quarter of 2023.
•	Maintenance and professional services revenue was $66.4 million in the fourth quarter of 2024, compared to $64.8 million in the fourth quarter of 2023.
•	Perpetual license revenue was $5.0 million in the fourth quarter of 2024, compared to $8.0 million in the fourth quarter of 2023.
•
GAAP operating loss was $(31.4) million compared to GAAP operating loss of $(4.7) million in the same period last year. Non-GAAP operating income was $58.7 million, or 19 percent margin, compared to non-GAAP operating income of $34.7 million, or 16 percent margin, in the same period last year.

•
GAAP net loss was $(97.1) million, or $(2.02) per basic and diluted share, compared to GAAP net income of $8.9 million, or $0.20 per diluted share, in the same period last year. Non-GAAP net income was $40.4 million, or $0.80 per diluted share, compared to non-GAAP net income of $38.1 million, or $0.81 per diluted share, in the same period last year.

Financial Summary for the Full Year Ended December 31, 2024
The financial results for the full year 2024 include financial contribution in the fourth quarter from the acquisition of Venafi, which closed on October 1, 2024.

•	Total revenue was $1.001 billion in the full year 2024, growing 33 percent year-over-year from $751.9 million in the full year 2023.
•	Subscription revenue was $733.3 million in the full year 2024, an increase of 55 percent from $472.0 million in the full year 2023.
•	Maintenance and professional services revenue was $253.0 million in the full year 2024, compared to $258.8 million in the full year 2023.
•	Perpetual license revenue was $14.4 million in the full year 2024, compared to $21.0 million in the full year 2023.
•
GAAP operating loss was $(72.8) million, and non-GAAP operating income was $150.9 million in the full year 2024, or a margin of 15 percent, compared to $33.5 million, or a margin of 4 percent, in the full year 2023.

•
GAAP net loss was $(93.5) million, or $(2.12) per basic and diluted share, in the full year 2024. Non-GAAP net income was $147.5 million, or $3.03 per diluted share, in the full year 2024, compared to $52.0 million, or $1.12 per diluted share, in the full year 2023.

Balance Sheet and Net Cash Provided by Operating Activities
•
As of December 31, 2024, cash, cash equivalents, short-term deposits, and marketable securities were $841.1 million. The changes in CyberArk’s cash balance reflect the approximately $1 billion in cash as part of the consideration paid for the acquisition of Venafi.

•	On November 15, 2024, the Company settled $535 million of outstanding senior convertible notes with our ordinary shares, consistent with the terms of the senior convertible notes.
•	During the full year 2024, the Company’s net cash provided by operating activities was $231.9 million, compared to $56.2 million in the year ended December 31, 2023.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $1.169 billion, an increase of 51 percent from $774 million at December 31, 2023. On a CyberArk standalone basis, ARR grew 30 percent year-over-year.
o
The Subscription portion of ARR was $977 million, or 84 percent of total ARR at December 31, 2024. This represents an increase of 68 percent from $582 million, or 75 percent of total ARR, at December 31, 2023.

o	The Maintenance portion of ARR was $192 million at December 31, 2024, compared to $192 million at December 31, 2023.
•
Recurring revenue in the fourth quarter was $292.2 million, an increase of 45 percent from $201.5 million for the fourth quarter of 2023. For the full year 2024, recurring revenue was $930.3 million, an increase of 37 percent from $679.6 million in the full year 2023.

Recent Developments
•	CyberArk announced a New Integration with SentinelOne®, bringing together SentinelOne’s market-leading Singularity™ Endpoint solution and CyberArk Endpoint Privilege Manager.
•	CyberArk announced a New Integration between CyberArk Privileged Access Manager (PAM) and Microsoft Defender for Identity.
•	CyberArk Announced the Launch of FuzzyAI, a breakthrough open-source tool that helps organizations safeguard against AI model jailbreaks.
•	CyberArk announced that CyberArk Workforce Identity Achieved FIDO2 certification from the FIDO Alliance.

Zilla Security Acquisition
In a separate announcement, CyberArk announced it has completed the acquisition of Zilla Security, a leader in modern Identity Governance and Administration (IGA), for an enterprise value of $165 million in cash and a $10 million earn-out tied to the achievement of certain milestones.

Zilla’s innovative, AI-powered IGA capabilities will expand CyberArk’s industry-leading Identity Security Platform with scalable automation that enables accelerated identity compliance and provisioning across digital environments, while maximizing security and operational efficiency. This acquisition further advances CyberArk’s strategy to deliver the industry’s most powerful, comprehensive identity security platform to secure every identity – human and machine – with the right level of privilege controls.

Business Outlook
Based on information available as of February 13, 2025, CyberArk is issuing guidance for the first quarter and full year 2025 as indicated below. Venafi contributed to CyberArk’s results in the fourth quarter of 2024 and did not contribute to the first, second and third quarter periods. The guidance for the first quarter and full year 2025 includes the expected contribution from the acquisition of Zilla Security, which closed on February 12, 2025.

First Quarter 2025:
•	Total revenue is expected to be in the range of $301.0 million and $307.0 million, representing growth of 36 percent to 39 percent compared to the first quarter of 2024.
•	Non-GAAP operating income is expected to be in the range of $42.5 million to $47.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.74 to $0.81 per diluted share.
o	Assumes 51.3 million weighted average diluted shares.

Full Year 2025:
•	Total revenue is expected to be in the range of $1.308 billion to $1.318 billion, representing growth of 31 percent to 32 percent compared to the full year 2024.
•	Non-GAAP operating income is expected to be in the range of $215.0 million to $225.0 million.
•	Non-GAAP net income per share is expected to be in the range of $3.55 to $3.70 per diluted share.
o	Assumes 51.5 million weighted average diluted shares.
•	ARR as of December 31, 2025 is expected to be in the range of $1.410 billion to $1.420 billion, representing growth of 21 percent from December 31, 2024.
•
Adjusted free cash flow is expected to be in the range of $300.0 million to $310.0 million for the full year 2025. Adjusted free cash flow guidance normalizes for a one-time payment of $70 million as discussed below.

Tax Payment Related to Transfer of Venafi IP
CyberArk’s forward-looking guidance for adjusted free cash flow for the full year 2025 excludes the estimated impact of an approximately $70 million one-time tax payment related to the capital gain associated with the intercompany migration of intellectual property related to the Venafi acquisition. We expect this to occur in the first half of 2025.

Conference Call Information
In conjunction with this announcement, CyberArk will host a conference call on Thursday, February 13, 2025 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s fourth quarter and full year 2024 financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (609) 800-9909 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can reduce operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere. Learn more at cyberark.com.

Copyright © 2025 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)
•
ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Net New ARR
•	Net new ARR refers to the difference between ARR as of December 31, 2024 and ARR as of September 30, 2024.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income, non-GAAP net income, free cash flow and adjusted free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•
Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs.

•
Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, change in fair value of derivative assets, impairment of capitalized software development costs, gain from investment in privately held companies, the tax effect of non-GAAP adjustments, the establishment of valuation allowance on deferred tax assets and the tax impact of intra-entity transactions.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment and other assets.

•	Adjusted free cash flow is calculated as free cash flow plus one-time tax payment on the capital gain from the intercompany migration of intellectual property (IP) related to the Venafi acquisition.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, change in fair value of derivative assets, impairment of capitalized software development costs, gain from investment in privately held companies, the tax effect of the non-GAAP adjustments, the establishment of valuation allowance on deferred tax assets and the tax impact of intra-entity transactions, purchase of property and equipment and other assets, and one-time tax payment on the capital gain from the intercompany migration of intellectual property allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, impairment of capitalized software development costs, change in fair value of derivative assets, gain from investment in privately held companies, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow and adjusted free cash flow are liquidity measures that, after the purchase of property and equipment and other assets, and one-time tax payment on the capital gain from the intercompany migration of intellectual property provide useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs, the tax effect of the non-GAAP adjustments and other tax adjustments, the establishment of valuation allowance on deferred tax assets and the tax impact of intra-entity transactions, purchase of property and equipment and other assets, and one-time tax payment on the capital gain from the intercompany migration of intellectual property. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance, as well as changes in interest rates and foreign exchange rates, which impact other GAAP performance metrics or liquidity measures. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements
This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining business; risks related to the successful integration of Venafi’s or Zilla’s operations and the ability to realize anticipated benefits of the combined operations; disruption of the current plans and operations of the Company and/or Zilla as a result of the announcement of the transaction, including risks of cyberattacks; changes to the drivers of the Company’s growth and the Company’s ability to adapt its solutions to the information security market changes and demands, including artificial intelligence (“AI”); the Company’s ability to acquire new customers and maintain and expand the Company’s revenues from existing customers; intense competition within the information security market; real or perceived security vulnerabilities, gaps, or cybersecurity breaches of the Company, or the Company’s customers’ or partners’ systems, solutions or services; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to successfully operate its business as a subscription company and fluctuation in its quarterly results of operations; the Company’s reliance on third-party cloud providers for its operations and software-as-a-service (“SaaS”) solutions; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to effectively execute its sales and marketing strategies; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; the Company’s ability to maintain successful relationships with channel partners, or if the Company’s channel partners fail to perform; risks related to sales made to government entities; prolonged economic uncertainties or downturns; the Company’s history of incurring net losses, the Company’s ability to generate sufficient revenue to achieve and sustain profitability and the Company’s ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property claims; fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software; risks related to stock price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; changes in tax laws; the Company’s expectation to not pay dividends on the Company’s ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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Investor Relations Contact:
Srinivas Anantha, CFA
CyberArk
617-558-2132
ir@cyberark.com

Media:
Rachel Gardner
CyberArk
603-531-7229
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Revenues:
Subscription	$150,257	$243,045	$472,023	$733,275
Perpetual license	8,009	4,965	21,037	14,449
Maintenance and professional services	64,838	66,374	258,828	253,018

Total revenues	223,104	314,384	751,888	1,000,742

Cost of revenues:
Subscription	19,764	47,720	74,623	115,852
Perpetual license	700	346	1,873	1,594
Maintenance and professional services	19,189	25,700	79,635	90,931

Total cost of revenues	39,653	73,766	156,131	208,377

Gross profit	183,451	240,618	595,757	792,365

Operating expenses:
Research and development	53,792	73,282	211,445	243,058
Sales and marketing	106,607	146,984	405,983	480,977
General and administrative	27,763	51,712	94,801	141,134

Total operating expenses	188,162	271,978	712,229	865,169

Operating loss	(4,711)	(31,360)	(116,472)	(72,804)

Financial income, net	19,302	5,997	53,214	56,838

Income (loss) before taxes on income	14,591	(25,363)	(63,258)	(15,966)

Taxes on income	(5,680)	(71,755)	(3,246)	(77,495)

Net income (loss)	$8,911	$(97,118)	$(66,504)	$(93,461)

Basic income (loss) per ordinary share	$0.21	$(2.02)	$(1.60)	$(2.12)
Diluted income (loss) per ordinary share	$0.20	$(2.02)	$(1.60)	$(2.12)

Shares used in computing net income (loss)
per ordinary shares, basic	42,069,678	48,116,242	41,658,424	44,182,071
Shares used in computing net income (loss)
per ordinary shares, diluted	47,107,294	48,116,242	41,658,424	44,182,071

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2023	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$526,467
Short-term bank deposits	354,472	256,953
Marketable securities	283,016	36,356
Trade receivables	186,472	328,465
Prepaid expenses and other current assets	31,550	45,292

Total current assets	1,211,443	1,193,533

LONG-TERM ASSETS:
Marketable securities	324,548	21,345
Property and equipment, net	16,494	19,581
Intangible assets, net	20,202	534,726
Goodwill	153,241	1,317,374
Other long-term assets	214,816	258,531
Deferred tax asset	81,464	3,305

Total long-term assets	810,765	2,154,862

TOTAL ASSETS	$2,022,208	$3,348,395

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$23,671
Employees and payroll accruals	95,538	133,400
Accrued expenses and other current liabilities	36,562	53,486
Convertible senior notes, net	572,340	-
Deferred revenues	409,219	596,874

Total current liabilities	1,124,630	807,431

LONG-TERM LIABILITIES:
Deferred revenues	71,413	95,190
Other long-term liabilities	33,839	75,970

Total long-term liabilities	105,252	171,160

TOTAL LIABILITIES	1,229,882	978,591

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	111	130
Additional paid-in capital	827,260	2,494,158
Accumulated other comprehensive income (loss)	(1,849)	2,173
Accumulated deficit	(33,196)	(126,657)

Total shareholders' equity	792,326	2,369,804

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,022,208	$3,348,395

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2023	2024

Cash flows from operating activities:
Net loss	$(66,504)	$(93,461)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	19,250	41,983
Amortization of premium and accretion of discount on marketable securities, net and other	(4,570)	(3,537)
Share-based compensation	140,101	168,766
Deferred income taxes, net	(7,879)	66,293
Increase in trade receivables	(65,655)	(93,303)
Amortization of debt discount and issuance costs	2,996	2,660
Change in fair value of derivative assets	-	(4,618)
Increase in prepaid expenses, other current and long-term assets and others	(45,016)	(47,456)
Changes in operating lease right-of-use assets	6,566	8,544
Increase (decrease) in trade payables	(2,669)	11,000
Increase in short-term and long-term deferred revenues	72,190	150,780
Increase in employees and payroll accruals	6,981	22,001
Increase in accrued expenses and other current and long-term liabilities	7,507	10,965
Changes in operating lease liabilities	(7,094)	(8,730)

Net cash provided by operating activities	56,204	231,887

Cash flows from investing activities:
Investment in short and long term deposits	(337,835)	(368,577)
Proceeds from short and long term deposits	319,542	460,077
Investment in marketable securities and other	(406,633)	(143,391)
Proceeds from maturities of marketable securities	340,657	218,061
Proceeds from sales of marketable securities and other	3,389	483,296
Purchase of property and equipment and other assets	(4,948)	(11,059)
Payments for business acquisitions, net of cash acquired	-	(984,669)

Net cash used in investing activities	(85,828)	(346,262)

Cash flows from financing activities:
Payment of equity issuance costs	-	(190)
Proceeds from withholding tax related to employee stock plans	11,188	273
Proceeds from exercise of stock options	11,065	8,309
Proceeds in connection with employees stock purchase plan	15,831	19,598
Payment of convertible notes	-	(542)
Proceeds from settlement of capped call transactions	-	261,358

Net cash provided by financing activities	38,084	288,806

Increase in cash and cash equivalents	8,460	174,431

Effect of exchange rate differences on cash and cash equivalents	135	(3,897)

Cash and cash equivalents at the beginning of the period	347,338	355,933

Cash and cash equivalents at the end of the period	$355,933	$526,467

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Net cash provided by operating activities	$46,898	$64,736	$56,204	$231,887
Less:
Purchase of property and equipment and other assets	(695)	(3,969)	(4,948)	(11,059)

Free cash flow	$46,203	$60,767	$51,256	$220,828

GAAP net cash used in investing activities	(84,140)	(1,050,560)	(85,828)	(346,262)
GAAP net cash provided by financing activities	18,889	276,355	38,084	288,806

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Gross profit	$183,451	$240,618	$595,757	$792,365
Plus:
Share-based compensation (1)	4,500	5,867	17,612	21,724
Amortization of share-based compensation capitalized in software development costs (3)	84	94	393	328
Amortization of intangible assets (2)	1,704	20,563	6,817	25,676
Impairment of capitalized software development costs	-	-	2,067	-

Non-GAAP gross profit	$189,739	$267,142	$622,646	$840,093

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Operating expenses	$188,162	$271,978	$712,229	$865,169
Less:
Share-based compensation (1)	33,035	41,478	122,489	147,042
Amortization of intangible assets (2)	137	6,725	547	7,101
Acquisition related expenses	-	15,375	-	21,800

Non-GAAP operating expenses	$154,990	$208,400	$589,193	$689,226

Reconciliation of Operating Loss to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Operating loss	$(4,711)	$(31,360)	$(116,472)	$(72,804)
Plus:
Share-based compensation (1)	37,535	47,345	140,101	168,766
Amortization of share-based compensation capitalized in software development costs (3)	84	94	393	328
Amortization of intangible assets (2)	1,841	27,288	7,364	32,777
Acquisition related expenses	-	15,375	-	21,800
Impairment of capitalized software development costs	-	-	2,067	-

Non-GAAP operating income	$34,749	$58,742	$33,453	$150,867

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Net income (loss)	$8,911	$(97,118)	$(66,504)	$(93,461)
Plus:
Share-based compensation (1)	37,535	47,345	140,101	168,766
Amortization of share-based compensation capitalized in software development costs (3)	84	94	393	328
Amortization of intangible assets (2)	1,841	27,288	7,364	32,777
Acquisition related expenses	-	15,375	-	21,800
Amortization of debt discount and issuance costs	752	403	2,996	2,660
Change in fair value of derivative assets	-	(2,027)	-	(4,618)
Gain from investment in privately held companies	(2,213)	-	(2,757)	-
Impairment of capitalized software development costs	-	-	2,067	-
Taxes on income related to non-GAAP adjustments and other tax adjustments (4)	(8,848)	49,084	(31,656)	19,297

Non-GAAP net income	$38,062	$40,444	$52,004	$147,549

Non-GAAP net income per share
Basic	$0.90	$0.84	$1.25	$3.34
Diluted	$0.81	$0.80	$1.12	$3.03

Weighted average number of shares
Basic	42,069,678	48,116,242	41,658,424	44,182,071
Diluted	47,107,294	50,853,179	46,375,198	48,641,292

(1) Share-based Compensation :

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Cost of revenues - Subscription	$1,219	$1,794	$4,178	$6,525
Cost of revenues - Perpetual license	15	5	45	22
Cost of revenues - Maintenance and Professional services	3,266	4,068	13,389	15,177
Research and development	7,661	10,695	29,458	34,953
Sales and marketing	14,800	18,647	58,790	67,924
General and administrative	10,574	12,136	34,241	44,165

Total share-based compensation	$37,535	$47,345	$140,101	$168,766

(2) Amortization of intangible assets :

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2024	2023	2024

Cost of revenues - Subscription	$1,704	$20,563	$6,817	$25,676
Sales and marketing	137	6,725	547	7,101

Total amortization of intangible assets	$1,841	$27,288	$7,364	$32,777

(3) Classified as Cost of revenues - Subscription.

(4)
Includes income tax adjustments related to non-GAAP items. For the three and twelve months ended December 31, 2024, includes the establishment of a valuation allowance on deferred tax assets, primarily for CyberArk Software Ltd., and the tax impact of intra-entity transactions related to the Venafi acquisition.